2025 REPORT

Assured Med Supply (AMS.AI)


AMS.AI
Revolutionizing
Medical
Purchasing
with AI
Search
Dashboard
Manage and
Track Orders
Get Smart Order
Suggestions
More Tools
And Options
$55,750.0
$130,767.0
$12,229.9
$16,240.2

LETTER

Dear investors,

Over the past year, we’ve made significant progress advancing our AI platform for hospital supply chains. We completed the next version of the product, engaged with leading health systems across the U.S., and received strong validation that reducing supply costs and preventing shortages is a critical need.

We are now focused on converting that momentum into our first pilot partnerships. The hospital market is difficult to penetrate, but breaking through creates a large, defensible moat and significant long-term value. Supply chain remains one of the biggest cost drivers for hospitals, and even modest improvements can translate into meaningful financial and operational impact.

Your support has been instrumental in getting us here, and we’re

excited about what's ahead. If you have relationships with hospital executives or health system leaders, especially across finance, operations, or supply chain, your introductions could play an important role in helping us reach this next milestone.

We need your help!

We would greatly appreciate introductions to hospital and health system leaders across supply chain, operations, and finance, particularly CFOs, COOs, and VPs of Supply Chain. We are actively looking to secure a small number of pilot partners to demonstrate meaningful cost savings and reduce shortages. Warm introductions to decision-makers at health systems and hospitals in the United States would be especially valuable at this stage.

Sincerely,

Roy Malkin

Co-Founder, CEO

Gary Lipsky

COO

How did we do this year?

REPORT CARD



☺ The Good

We completed the next version of the AMS AI hospital supply chain product.

We pitched our product to leading U.S. health systems across top institutions.

We received strong feedback from hospitals and health systems.

☹ The Bad

We have not yet closed our first pilot and are continuing to push toward initial partnerships.

Sales cycles with large health systems are longer than expected (we are seeing 12-24 months for other health tech startups)

Internal alignment and approvals at hospitals have taken more time than anticipated.

2025 At a Glance

January 1 to December 31



$0

Revenue



-$308,142

Net Loss









$28,111 [6%]
Short Term Debt

$1,234,925
Raised in 2025



$8,770
Cash on Hand
As of 04/14/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$0

$0

-$86,548

-$308,142

2024

2025

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -41%   Earnings per Share: -$0.36

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 4%

📄 AMS_GAAP_Financials__2_Years-E.pdf

📄 Assured_Med_Supply_LLC_GAAP_Financial_Report_2024-2025.docx.pdf

We ❤ Our 286 Investors

Thank You For Believing In Us

Martin Tarr	Bill Burkey	Frank Palazzolo	Zemel Shropshire	Michael J. Rakow	David Knight
Rickey Johnson	Neryk Davydov	Joseph Benza jr	Herman Venter	Donald Schima	Heinz J Schwarz
Tim Woodyard	Russell Xavier	Gunter Van Den...	Leslie Taylor	Tevita Moce	Lonnie D. Franks
Isidro Ubaldp...	Jake Morgan	Richard Clement	Hernan Soberon	Chad Clark, MD	Ryan Moeller
Govind Ventures	Trippy Jack	Mark Umbach	Yeshwanth Sonnathi	Matt Wilson	William Cook
Shaun Weaver	Cedric Pashi	Deen A	Khuzema A. Savai	Tyler Hill	David Stahlman
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Ruben Hillar	Adele Christine...	Asanga Ranasinghe	Richard Duwel	Joanne Tang	Jeanne Steman...
Moshe Guthertz	Jose Gonzalez	Karsten Trabert	Petru Seracin	Lokesh Bhatia	Miroslava Lindova
Lewis Secor	Matthew Junkin	Manish Gandhi	Paul Nelis	Sonya W Weigle	Richard Metzler
Alex Itskovich	Eddy Marcano	M.J. Conaway	Reginald Mutariswa	Dr. Paul Adjei	Rafi Salazar
Kim M Lewis	Jose Ramon Rivera	Santano Rosario	James Stephen Britt	Prajish Shakya	Thomas Robbins
Shyla Jenkins	Raj S Rajagopal	Marama Reichart	Md Pham	Sivasankaran...	Erik Sibbesen
Sukhvinder Dhillon	David Revill	Adam Sampson	Patrick Bryan	Luke Henry	Pattie Mercadante
Suresh Patel	Jerry Irwin	Grace Almeida	Naqib Khan	Charlie Marbles	Majed Rashed...
Bryan Hare	Dwain KUEHL	Mark E McGuinness	David T Kindler	Anitha Ravala	Jason NIELSEN
Nicolas Oscar	Neal Handly	John A Morrow	Brian P Rock	Brett C Lovelady	Scotty H
Michael Peele	Moonshot DisruptX	Keshia Stansbury	Jed Karpinski	Thomas Dirnhofer	James Watson
Susan K Marshall	Alejandra Viana	Melody E Bates	Dennis McMahon	Rudy Arbabi	Justina Acquah
Madhu Tummala	Laura Caputo	Tom M Walton	Scott Place	Brian Ouellette	Niraj Shrivastava
Miodrag Delmic	Paul Schnetlage	Richard W Duncan	Charles Cape	Amy A	Julene Skrzyniecki
Mohammad...	Brad Heywood	Justin Wong	Diane Weiser	Trina Williams	Poullet Vincent
Phyllis Goode	Roger Hebden	Bec M	Kelly Lorah	Michael Bradley	Grigore B. Hreniuc
Elijah G	Rod Neill	Aun Mohammad	Ogechi Iwuanyanwu	Oleg Stolyar	Chinedu Ogbonna
Robert Davis	Anuraag Agrawal	Rumailah Buenavente	Donald Dempsey	Raman Sachidanand	Leroy Young
Lucas Hahn	Babatunde Binuyo	Garcia Milord	Akhilesh Gulati	Mohit Goenka	Aliraza Rattansi
Danielle Reid	Svetlana Tseitlina	Michael B. Bowman	Scott Alldridge	Richard J Thomas Jr	Mitchell Gurick, PhD
William E. Sanders Sr	Katina Xouria	James Boulden	Aj Enobakhare	Alexander Jentsch	Rohit Vandanapu
Tim Stephenson	Mark Schweitzer	Lisa Risser	John Crighton	Alvin Davis III	Tobechi Eheduru
Darran Holmes	Stephen Esper	Chris Beers	Sandor Marik	Matt Palmer	Heidi Steeves
Francine Vo	Kevin Schmidt	Mattia Pascolini	Toan Bobby Vo	Tyler Dunn	Samuel Schwartz
Eugene Mc Elroy	Richard Henrichs	Tod Mesirow	Jose Salvador	Sandy Toth	Michael Schroeder
Jaime Sanchez Jr	Robert Knox	Venu Menon	Kofi Jones	Lucas Selvidge	Neema Nayeb-...
Prashant Shinde	Avinash Kustagi	Shellie Jarrett	Ian Khuong	Peyton Crawford	Fabio Pinto
Rohit Patel	Kumar Maheshwari	Debbie Pryse	Clive Mendes	Badr Naif Alotaibi	Jandjr Happy
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Travis Meinholz	Peter Douglas	Russell Mukosi	Anthony Powell	Kruger Dunn	Carlota Aluja
Milan Batinich II	Bob Caswell	Lance Dobbins	Kevin Penelerick	Colin David Smith	Joel Goudreau
Robert Mark Hough	Sylvia Bartee	Mathias Blot	Ali Buzaid	Emilya Malkin	Nathaniel Melby
Marcus Roddy	Dylan Cain	David Rajan	New Acc	Jordan Campus	Rajinder Sharma
Brian Farberov	Phillip Brian Walters	Ostapchuk Liliia	Daniel Settanni	Michal Pohanka	Nawaf Alotaibi
Sammy Strauch	Brian Pecka	Alisa Galitskova	Peter C. Ekstrand	Hope Oje	Myron Jones
Robert Frenkel	Lars Rieger	Melanie Folgers			

Thank You!

From the Assured Med Supply (AMS.AI) Team



Roy Malkin **in**

Co-Founder, CEO

Tech entrepreneur. 10+ years in healthcare. Helped build companies with exits to Amazon & Cisco. Co-founded Red Swan CRE (now $9B in assets) and led award-winning tec...



Gary Lipsky **in**

Co-Founder, COO

Tech founder and leader with 20+ yrs in tech, strategy & finance. Drove innovation & operational excellence for enterprise, government, and startup clients....



Don Oparah **in**

Co-Founder, Advisor

Don, a TED speaker with a Cambridge (UK) PhD in Computer Science, has an illustrious 25+ years in tech. He has worked with 20+ startups that have gained VC...



Vyacheslav Kungurtsev in

Chief AI Scientist

Vyacheslav is a machine learning & AI wizard with a Ph.D. from UC, San Diego, and a Math degree from Duke. He has mad...



Alejandro Narancio in

CTO

Alejandro has 20+ years in tech and has been a leader in AI & blockchain. He led top projects focused on the traceability of...

Details

The Board of Directors

Director	Occupation	Joined
Rostislav Malkin	CEO @ Assured Med Supply	2020
Gary Lipsky	COO @ Assured Med Supply, LLC	2023
Don Oparah	Co-Founder @ Assured Med Supply	2020

Officers

Officer	Title	Joined
Rostislav Malkin	Manager	2020
Gary Lipsky	COO	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Don Oparah	25 Voting Interest Units	27.6%
Rostislav Malkin	50 Voting Interest Units	49.9%
Gary Lipsky	25 Economic Interest	22.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2025	$1,234,925		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Economic Interest Units	N/A	856,000	No
Voting Interest Units	N/A	100	Yes

Warrants: 0
Options: 0

Form C Risks:

We have a limited operating history upon which you can evaluate the performance of our product, and accordingly, our prospects must be considered in light of the risks that any new business encounters. While the Company earned significant revenue under its previous medical supply business model, it is still in an early phase and just beginning to implement its generative AI business plan. There can be no assurance that this plan will succeed or generate profits. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by generative AI Companies, which are expensive to build and run and have difficulty generating revenue until they have developed a robust product and built up a userbase. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering through the sale of Class A, Class B, and Class C membership interests. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital, we may not be able to execute our business plan and our continued operations could be jeopardized.

The use of individually identifiable data by the Company, its business associates and third parties is regulated at the state, federal, and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect the Company's business, including causing their business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause their business and results of operations to suffer materially. Additionally, the success of their online operations may depend upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine the Company's security measures. As a result, unauthorized parties may obtain access to their data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of their security or the security of information residing with their business associates or third parties were to occur, it could have a material adverse effect on the Company's reputation, operating results, and financial condition. Any compromise of the Company's data security may materially increase the costs they incur to protect against such breaches and could subject us to additional legal risk.

The Company may end the Offering early. If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Securities acquired in this Offering may be significantly diluted as a consequence of other equity financings. The Company's equity securities will be subject to dilution via the sale of additional classes of membership interests in the Company. The amount of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities. There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

Financial projections and forward looking statements may be wrong. Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.Such statements are based on the Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.It is possible that actual results from operation of the properties will be different than the returns anticipated by the Manager and/or that these returns may not be realized in the timeframe projected by the Manager, if at all.This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

An investment in this offering constitutes only an investment in a series of Wefunder SPV, LLC, and not in the Company. A purchase of a series interest in Wefunder SPV, LLC does not constitute an investment in the Company. This results in limited voting rights of the investor, which pursuant to its investor agreement with Wefunder SPV, LLC, the investor is required to assign via power of attorney to a custodian. In addition, the direct economic interest of a holder in a series will not be identical to owning a direct undivided interest in direct ownership of Units in the Company because of additional administrative fees charged by Wefunder SPV, LLC, the Company, and/or the Manager.

Reliance on third-party service providers creates risks. Some of the Company's operations may rely on the Company's third-party service providers, to manufacture, host, and deliver products, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such products, services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation. In addition, fees or other contractual conditions from such third-party service providers may change unexpectedly and in ways that are detrimental to the Company's businesses. In addition, the hosting costs for our cloud services may increase over time if we require more computing or storage capacity and such capacity may not be available on the same terms or with the same costs or at all. These costs could adversely impact our business and financial condition.

The loss of suppliers or shortages of medical products or raw materials used to manufacture such products by our vendors could have an adverse effect on our business, financial condition, or results of operations. A vendor on our platform may depend on outside suppliers for raw materials and packaging and other shipping materials. In the event these vendors lose significant suppliers and have trouble in finding or transitioning to alternative suppliers, it could result in product shortages or product back orders, which could harm our business (both through lost sales and through customers losing interest in our platform). We are also subject to delays caused by any interruption in the production of these materials including weather, disease, crop conditions, climate change, transportation interruptions and natural disasters or other catastrophic events. Additionally, some of the raw materials and supplies used in the production of our products may from time to time be sourced from countries experiencing civil unrest, political instability, or unfavorable economic conditions.

Our vendors may rely in part on third-party distributors/warehouses to effectively distribute/ship products. If the Company's vendors cannot maintain positive relationships with existing and future distributors/warehouses who wish to, or can, effectively distribute products to retailers or customers, our operating results and business may suffer. The Company's vendors may depend on distributors to distribute our products, yet we will be unable to control their efforts completely, and these distributors may cancel their arrangements. To develop and expand our distribution, we will be required to scale and improve our processes and procedures that support our distributors. If our vendors fail to develop or maintain positive relationships with their distributors/warehouses, including potentially in new markets, fail to manage or incentivize these distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not supportive in their sales efforts, we may not achieve or may have a reduction in revenue and our operating results, and our reputation and business would be harmed.

The Company may rely on various intellectual property rights, including trademarks, in order to operate their business, and failure to safeguard intellectual property could harm the Company's results. The Company may rely on intellectual property rights to operate the Company's businesses. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide the Company a significant competitive advantage. In addition, the steps the Company takes to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect the Company's intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations. The Company may also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets or other proprietary rights. As the Company expands, protecting its intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter competitors from using its proprietary information. In order to protect or enforce patent rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against the Company with or without provocation. These lawsuits could be expensive, take significant time and could divert Company management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Company operates is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that the Company will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If the Company's information technology system fails or if the implementation of new information technology systems is not executed efficiently and effectively, the Company's business, financial position, and operating results could be adversely affected. The Company will be heavily dependent upon information technology infrastructure to effectively manage and operate many of their key business functions. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. They are also subject to break-ins, breach, sabotage, intentional acts of vandalism and similar misconduct. Although the Company will utilize industry-standard digital security, a long-term failure or impairment of any of the Company's information technology systems could adversely affect their ability to conduct day-to-day business and possibly subject the Company to claims and/or litigation. The Company currently does not have insurance to protect from claims surrounding failures in information technology systems or protection of sensitive data, and we have no assurances that the Company will be able to insure against these risks. Even if the Company is able to insure against these type of risks, the cost of such insurance may not be available at reasonable terms and the coverage may not be adequate.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly process customer information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of payment information, or confidential employee information may adversely affect its business. The Company's operations require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach the Company's information technology systems could result in fines, legal claims, or proceedings.

The Company's Operating Agreement provides that venue for any dispute arising under the Operating Agreement or among or between any Members and/or the Company shall be in Los Angeles, CA, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the Company's Operating Agreement included in Appendix B to this Offering Statement in advance of membership in the Company. In Section 10.10 of the Operating Agreement, investors agree in advance to membership in the Company to a dispute resolution procedure whereby the Manager and the Members agree to resolve any dispute, claim, question, or disagreement between the members or between the manager and one or more of the Members arising from or relating to the Operating Agreement, the breach thereof, or any associated transaction by submitting the dispute to a single arbitrator under the procedures of the American Arbitration Association. Such dispute resolution provisions include claims under the Securities Act or Securities Exchange Act of 1934, as amended ("Exchange Act"), but, since the Securities and Exchange Commission considers such dispute resolution procedures to be against public policy, a court may ultimately find this provision unenforceable against such claims.Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, or results of operations.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager. Our Operating Agreement provides that the Manager, in exercising its rights in its capacity as Manager, will be liable to the Company for acts and omissions only to the extent such acts or omissions constitute fraud, willful violation of applicable law, or willful and material violation of the Operating Agreement, will be absolved from liability for all actions or omissions taken in good faith, and eliminates all fiduciary duties or obligations which conflict with these standards. The Operating Agreement also allows the Manager and its affiliates to have other business interests, including those that compete with the Company.

Our Managers beneficially owns all of our outstanding Voting Interest Units, and will continue to do so after this offering. The interests of our Managers may conflict with investors, who will be unable to influence management and exercise control over the business. As of the date of this offering, our Managers own 100% of the Voting Interest Units in the business, and are able to exercise complete control over the business. Investors in the Securities will be unable to influence management and exercise control over our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws. No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has broad discretion in how to utilize newly raised capital. The Company and its managers will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts. The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering. We are offering Securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our Securities and more than the target amount of offered Securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of Securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering. The Company determined the per-unit price from an estimate of valuation by the Manager. This valuation process is not based on mathematical calculations, is highly imprecise, and done by the Management of the Company, who are biased to view the value of the Company more favorably. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per unit of the Company's outstanding units immediately before the commencement of this Offering. Even with the inflow of Offering Proceeds, the net tangible book value per unit of the Company's Unit immediately after this Offering's conclusion will still be substantially lower than the price at which they are being sold.Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Securities at the offering price (or at any other price), and you risk overpaying for your investment.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities. Under Regulation CF, pursuant to which the Units are being offered, the Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement). Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by the Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor. The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of interest of the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

If a market ever develops for our securities, the market price and trading volume may be volatile. If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, or the series, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our securities may decline as well. In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

Rostislav Malkin and Gary Lipsky are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company may face competition from other generative AI and medical supply companies. The company operates in a highly competitive environment with numerous other platforms and companies offering similar medical supply solutions. Competitors may vary in size, scope, pricing strategies, and technological capabilities, posing challenges to the company's market position. Presence of well-established competitors with strong brand recognition, extensive customer bases, and established vendor relationships may pose significant barriers to entry. Competitors with economies of scale or longstanding industry relationships could leverage these advantages to capture market share. In addition, price-sensitive customers within the medical supply market may prioritize cost-effective solutions offered by competitors. Pricing strategies that undercut the company's offerings or aggressive discounting tactics could erode profit margins and market share.

The Company may not be able to attract users to its platform. The success of the company's electronic platform heavily relies on attracting a critical mass of users. Failure to achieve sufficient user adoption could result in reduced engagement levels, limiting the platform's overall utility and potential revenue generation. Such failures could result from: - Competitive Market Dynamics: The electronic platform operates in a competitive environment with various alternatives available to users. Inability to differentiate or provide compelling value propositions may hinder the company's ability to attract and retain users effectively. - Market Saturation or Fragmentation: Saturation or fragmentation within the target market may make it challenging to capture and maintain a sizable user base. Competing services or alternative suppliers could divert potential users away from the company's platform. - User Experience and Interface: Issues related to user interface design, functionality, or overall user experience could deter prospective users from adopting the platform. Negative perceptions or difficulties in navigating the platform may lead to low user retention. - Marketing and Brand Awareness: Insufficient investment or ineffective strategies in marketing and promoting the platform may limit the company's ability to reach healthcare providers. Lack of brand recognition or awareness could hinder user acquisition efforts and slow growth. - Technological Barriers: Technical challenges such as compatibility issues, slow loading times, or inadequate scalability could impact the platform's performance and user satisfaction. Persistent technical issues may deter users from engaging with the platform consistently. - Economic and Market Conditions: Adverse economic conditions or shifts in market preferences could diminish user interest in the company's electronic platform. External factors influencing customer behavior may disrupt growth projections. - Regulatory and Compliance Challenges: Non-compliance with regulatory requirements or changes in laws affecting electronic platforms could create barriers to entry or operation. Legal uncertainties or restrictions may deter potential users concerned about data privacy or security. - Network Effects: The platform's value proposition may rely on network effects, where the usefulness of the platform increases as more users join. Difficulty in kickstarting or maintaining these network effects could impede user acquisition efforts. - User Preferences and Expectations: Evolving user preferences, demands for new features, or shifting industry standards may necessitate continuous adaptation and innovation. Failure to align with user expectations or industry trends could result in user attrition to more responsive competitors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Liability of investors between series may not be honored. This Offering is structured as an investment in a special purpose vehicle which is a series of Wefunder SPV, LLC, a Delaware limited liability company, which organizes individual series for investments in different companies. Each series will merely be a separate series of Wefunder SPV, LLC and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding series interests in one series is segregated from the liability of investors

investors holding series interests in one series is segregated from the liability of investors holding series interests in another series and the assets of one series are not available to satisfy the liabilities of other series. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If Wefunder SPV, LLC's series limited liability company structure is not respected, then investors may be subject to all liabilities of Wefunder SPV, LLC, not limited to the liabilities related to this Offering. The consequence of this is that investors may have to bear higher—possibly significantly higher—than anticipated expenses which would adversely affect the value of their investment. Thus, the returns generated by the Company and distributed to Wefunder SPV, LLC for the benefit of the investors in this Offering may be subject to satisfy such liabilities rather than being distributed to investors. Further, if the series structure is not respected, it could affect taxation of this special purpose vehicle, which could potentially increase investors' tax burden. In addition, the Company is not aware of any court case that has tested the limitations on inter-series liability provided by Section 18- 215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of Wefunder SPV, LLC generally where the assets of such other series or of Wefunder SPV, LLC generally are insufficient to meet its liabilities. If any fees, costs, and expenses of Wefunder SPV, LLC are not allocable to a specific series, they will be borne proportionately across all of the series (which may include future series to be issued). Although it is expected that the manager of Wefunder SPV, LLC will allocate fees, costs, and expenses acting reasonably, there may be situations where it is difficult to allocate fees, costs, and expenses to a specific series and therefore, there is a risk that this special purpose vehicle may bear a higher proportion of the fees, costs and expenses for a service or product for which another series received a disproportionately high benefit.

T he Company may not be able to attract vendors to its platform. The success of the company's electronic platform relies significantly on attracting a diverse range of vendors. Failure to onboard a sufficient number and variety of vendors may limit the platform's appeal and usability for potential users. Such failures may result from: - Competitive Vendor Landscape: The platform operates in a competitive market with other partnership options for vendors. Inability to offer competitive advantages or incentives may deter vendors from choosing the company's platform over alternatives. - Market Saturation or Fragmentation: Saturation or fragmentation within the vendor market may make it challenging to secure partnerships with sought-after vendors. - Vendor Acquisition Costs: Costs associated with acquiring and onboarding vendors, such as integration expenses or promotional efforts, may strain the company's resources. Inadequate budget allocation or inefficient vendor recruitment strategies could hinder platform growth. - Platform Reputation and Trust: Vendors may hesitate to join the platform if there are concerns about its reputation, reliability, or security standards. Negative perceptions or past incidents affecting vendor relationships could undermine efforts to attract reputable vendors. - Economic and Market Conditions: Economic downturns or shifts in market conditions affecting vendor operations or priorities may impact their willingness to participate in new platforms. Vendors facing financial constraints or focusing on cost-cutting measures may delay or reconsider platform adoption. - Technological Integration Challenges: Complexities in integrating with vendors' existing systems, compatibility issues, or technical requirements may deter them from joining the platform. Inadequate support or resources for seamless integration could delay vendor the platform. Inadequate support or resources for seamless integration could delay vendor onboarding efforts. - Regulatory and Compliance Concerns: Non-compliance with industry regulations, data privacy laws, or contractual obligations could create legal uncertainties for vendors considering platform participation. Compliance burdens or risks may deter vendors from partnering with the company. - Vendor Relationship Management: Ineffective communication, support, or relationship management strategies with vendors may lead to dissatisfaction or lack of engagement. Poor vendor experiences could result in negative word-of-mouth and difficulty in attracting new vendors. - Value Proposition for Vendors: Insufficient clarity or perceived lack of value in the platform's offerings, such as limited marketing opportunities, revenue potential, or customer reach, may deter vendors seeking robust ROI from their participation.

We might obtain lines of credit and other borrowings, which increases our risk of loss. We may obtain debt financing. As with any liability, there is a risk that we may be unable to repay our obligations from operational cash flow. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands. We may also face litigation if we fail to pay our debts, which could be time consuming and costly.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the Voting Interest Unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Voting Interest Unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. T he Voting Interest Unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. TheVoting Interest Unitholders have the right to redeem their securities at any time. Voting Interest Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the

book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our platform;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

In the future we may analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. However, the price at which an Interest may be sold (by the Issuer or a third party) may not be based on any of the above factors, and may not be supported by the current value of the Company or our assets at any particular time.

Company

Assured Med Supply LLC

California Corporation
Organized March 2020
5 employees
4223 Glencoe Avenue
Suite C215-662
Marina Del Rey CA 90292 https://www.amshealth.ai/

Business Description

Refer to the Assured Med Supply (AMS.AI) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Assured Med Supply (AMS.AI) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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